SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of July, 2005
                                          ----------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  NOTIFICATION OF MAJOR INTERESTS IN SHARES
                                -----------------------------------------

AMVESCAP PLC
IMMEDIATE RELEASE  21 JULY 2005
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7065 3652


                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

AMVESCAP PLC

2. Name of shareholder having a major interest

BARCLAYS PLC THROUGH THE LEGAL ENTITIES LISTED BELOW:-

                                                                                                          Holding
Barclays Capital Securities Ltd                                                                         5,842,340
Barclays Global Fund Advisors                                                                           1,929,138
Barclays Global Investors Australia Ltd                                                                   125,540
Barclays Bank Trust Company Ltd                                                                             9,256
Barclays Global Investors, N.A.                                                                         5,423,141
Barclays Global Investors Japan Trust &                                                                   871,922
Barclays Private Bank and Trust Ltd                                                                         1,220
Barclays Capital Inc                                                                                       49,065
Barclays Life Assurance Co Ltd                                                                            862,467
Barclays Private Bank and Trust Ltd                                                                         2,900
Gerrard Ltd                                                                                               110,265
Barclays Global Investors Japan Ltd                                                                       107,585
Barclays Global Investors Ltd                                                                           9,099,378
Barclays Private Bank Ltd                                                                                   4,760
                                                                             TOTAL                     24,438,977

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER NAMED IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ATTACHED LIST

5. Number of shares/amount of stock acquired

NOT STATED

6. Percentage of issued class

           -

7. Number of shares/amount of stock disposed

           -

8. Percentage of issued class

           -

9. Class of security

ORDINARY SHARES

10. Date of transaction

15 JULY 2005

11. Date company informed

21 JULY 2005

12. Total holding following this notification

24,438,977

13. Total percentage holding of issued class following this notification

3.01%

14. Any additional information

            -

15. Name of contact and telephone number for queries

ANGELA TULLY
TEL: 020 7065 3652

16. Name and signature of authorised company official responsible for making this notification

ANGELA TULLY
AMVESCAP PLC
ASSISTANT COMPANY SECRETARY

Date of notification

21 JULY 2005


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


Registered Holder                                                              Account                       Holding
                                                                             Designation
Bank of Ireland                                                                                               33,146
Barclays Capital Nominees LIMI                                                                             5,842,340
Barclays Capital Securities LT                                                                                49,065
Barclays Trust Co & Others                                                                                     4,355
Barclays Trust Co AS Exec/ADM                                                                                     40
Barclays Trust Co R69                                                                                          4,861
Chase Nominees Ltd                                                           16376                           458,524
Clydesdale Nominees HGB0125                                                  03102406                          1,220
Investors Bank and Trust Co.                                                                                 161,040
Investors Bank and Trust Co.                                                                                  21,079
Investors Bank and Trust Co.                                                                                  10,809
Investors Bank and Trust Co.                                                                               1,588,140
Investors Bank and Trust Co.                                                                                 148,070
Investors Bank and Trust Co.                                                                                 859,221
Investors Bank and Trust Co.                                                                                  38,184
Investors Bank and Trust Co.                                                                               3,677,602
Investors Bank and Trust Co.                                                                                   7,574
Investors Bank and Trust Co.                                                                                 166,951
Investors Bank and Trust Co.                                                                                  14,856
JP Morgan (BGI Custody)                                                      16331                           261,495
JP Morgan (BGI Custody)                                                      16338                            49,629
JP Morgan (BGI Custody)                                                      16341                           452,532
JP Morgan (BGI Custody)                                                      16342                            98,811
JP Morgan (BGI Custody)                                                      16400                         8,608,764
JP Morgan (BGI Custody)                                                      18408                            32,090
JPMorgan Chase Bank                                                                                           97,039
JPMorgan Chase Bank                                                                                          146,704
JPMorgan Chase Bank                                                                                           28,538
JPMorgan Chase Bank                                                                                          102,182
JPMorgan Chase Bank                                                                                            6,328
JPMorgan Chase Bank                                                                                            7,409
JPMorgan Chase Bank                                                                                          385,800
JPMorgan Chase Bank                                                                                           77,825
JPMorgan Chase Bank                                                                                           20,097
JPMorgan Chase Bank                                                                                            2,105
JPMorgan Chase Bank                                                                                           47,182
JPMorgan Chase Bank                                                                                            7,453
JPMorgan Chase Bank                                                                                          125,540
JPMorgan Chase Bank                                                                                           22,255
Mellon Trust - Boston & SF                                                                                   100,872
Mitsubishi Trust International                                                                                 5,334
R C Greig Nominees Limited a/c                                               BL1                              42,252
R C Greig Nominees Limited a/c                                               CM1                              20,770
R C Greig Nominees Limited GP1                                               GP1                              32,830
R C Greig Nominees Limited SA1                                               SA1                              14,413
Reflex Nominees Limited                                                                                        2,900
State Street                                                                                                  12,365
State Street Boston                                                                                          473,727
State Street Boston                                                                                           61,899
Zeban Nominees Limited                                                                                         4,760
                                                                      TOTAL                               24,438,977

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  21 July, 2005                   By   /s/  Angela Tully
      -------------                        --------------------------
                                                (Signature)

                                            Angela Tully
                                            Assistant Company Secretary